Exhibit 99.2

1430 – 800 West Pender Street
Vancouver, B.C.
V6E 2V6
Telephone: (604) 685-2323
Fax: (604) 629-5228

INFORMATION CIRCULAR

For the Annual and Special Meeting of Shareholders to be held Tuesday, June 25, 2013

(Information current as at May 13, 2013, unless otherwise noted)

MANAGEMENT SOLICITATION

This information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by the management of Baja Mining Corp. (the “Company”) for use, and to be voted at, the annual and special meeting of shareholders of the Company (the “Meeting”) to be held on Tuesday, June 25, 2013, at 2:00 pm (PDT), at Suite 230 – 830 West Pender Street, Vancouver, British Columbia, V6C 1J8, for the purposes set forth in the Notice of Annual and Special Meeting (the “Notice”) appended hereto.

It is expected that the solicitation of proxies will be primarily by mail and may be supplemented by telephone, facsimile or other personal contact made, without special compensation, by the directors and officers of the Company. The Company may reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals proper authorization to execute the proxy. The Company may also reimburse brokers and other persons holding common shares of the Company (“Shares”) in their own name or in the names of their nominees for their expenses in sending proxies and proxy material to the beneficial owners, and obtaining their proxies, but solicitations will not be made by employees engaged for that purpose or by soliciting agents. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

The persons named as proxyholders in the enclosed form of proxy are the Company’s directors or officers. As a shareholder, you have the right to appoint a person or company (who need not be a shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting. To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.

A shareholder giving a proxy has the power to revoke it at any time to the extent that it has not been exercised. In addition to revocation in any other manner permitted by law, a shareholder giving a proxy has the power to revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation and delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of Meeting, or any adjournment(s) thereof, at which the proxy is to be used, or in any manner provided by law, or to the Chair of the Meeting on the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used.

Voting by Proxy

The person named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions, provided your instructions are clear. If you have specified a choice on any matter to be acted on at the Meeting, your Shares will be voted or withheld from voting accordingly. If you do not specify a choice or specify both choices for any matter to be acted on, your Shares will be voted in favour of all matters.

The enclosed form of proxy gives the persons named as proxyholders discretionary authority regarding amendments or variations to matters identified in the Notice and any other matter that may properly come before the Meeting. As of the date of this Information Circular, management is not aware of any such amendment, variation, or other matter proposed or likely to come before the Meeting. However, if any amendment, variation, or other matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such other business in accordance with their judgment.

You may indicate the manner in which the persons named in the enclosed proxy are to vote on any matter by marking and “X” in the appropriate space. If you wish to give the persons named in the proxy a discretionary authority on any matter described in the proxy, then you should leave the corresponding space blank. In that case, the proxyholders nominated by management will vote the Shares represented by your proxy in accordance with their judgment.

Completion and Return of Proxies

You must deliver the completed form of proxy to be used and voted at the Meeting to the transfer agent of the Company, Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 (facsimile (866) 249-7775) by 2:00 pm (PDT) or 5:00 pm (EDT) on June 21, 2013, which is not less than 48 hours (Saturdays, Sundays, and holidays excepted) before the scheduled time of the Meeting or any adjournment.

Non-Registered Shareholders

Only registered holders of Shares or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shareholders of the Company are “non-registered” shareholders (a “Non-Registered Shareholder”) because the Shares they beneficially own are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Shareholder deals with in respect of the Shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. If you are a Non-Registered Shareholder, please carefully review the instructions on the Voting Instruction Form for completion, execution and deposit.

The Company has distributed materials for the Meeting to the Intermediaries for distribution to the Non-Registered Shareholders.

Distribution to Non-Objecting Beneficial Owners (“NOBOs”)

In accordance with the requirements of the Canadian Securities Administrators and NI 54-101, the Company will have distributed or will have caused its agent to distribute copies of the Notice as well as the Voting Instruction Form directly to those Non-Registered Shareholders who have provided instructions to an Intermediary that such Non-Registered Shareholder does not object to the Intermediary disclosing ownership information about the beneficial owner.

The Notice (which provides information on how to access the Meeting Materials) and either a form of proxy or Voting Instruction Form are being sent to both registered and non-registered owners of Shares. If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Shares of your behalf.

By choosing to send the materials for the Meeting to you directly, the Company (and not the Intermediary holding Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

Distribution to Objecting Beneficial Owners (“OBOs”)

In addition, the Company will have delivered or will have caused its agent to deliver the materials for the Meeting to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner.

Intermediaries are required to forward the materials for the Meeting to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive the meeting materials will either:

(a)

Receive a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Shares beneficially owned by such OBO, in accordance with the instructions elsewhere in the Information Circular; OR

(b)

More typically, receive a Voting Instruction From which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to properly direct the voting of the Shares he or she beneficially owns.

Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the persons named in the form and insert the Non-Registered Shareholder’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered. Please contact Computershare Investor Services Inc. if you require further assistance.

Obtaining a Management Proxy Circular: Notice and Access

On February 11, 2013, regulatory amendments to securities laws adopted by the Canadian Securities Administrators governing the delivery of proxy related materials by public companies came into effect. As a result, public companies are now permitted to advise their shareholders of the availability of all proxy-related materials on a non-SEDAR website, rather than mailing paper copies of the materials. The Company has decided to deliver the Meeting Materials to shareholders by posting the Meeting Materials on its website at www.bajamining.com. The Meeting Materials will be available on the Company’s website as of May 21, 2013, and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com as of May 21, 2013.

The Company will also mail copies of the Meeting Materials to those registered and beneficial shareholders who have previously elected to receive or otherwise request paper copies of the Meeting Materials. All other shareholders of the Company will receive a notice and access notification containing information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value of which 340,213,025 Shares are issued and outstanding. Persons who are registered shareholders of Shares at the close of business on May 16, 2013 will be entitled to receive notice of, and vote at, the Meeting and will be entitled to one vote for each Share held.

To the knowledge of the directors and senior officers of the Company, no one person or entity beneficially owns, directly or indirectly, or exercises direction or control over, more than 10% of the Company’s Shares, other than Mount Kellett Master Fund II-A, LP, which beneficially owns 67,421,117 Shares, representing 19.82% of the Company’s outstanding Shares.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting of the Company unless he ceases to hold office pursuant to the Business Corporations Act (British Columbia), or his office is earlier vacated pursuant to the Articles of the Company. The board of directors of the Company (the “Board” or “Board of Directors”) presently consists of four (4) directors. In the absence of instructions to the contrary, all proxies will be voted for the nominees listed herein.

Information on Management’s Nominees

The following table sets out the name of each of the persons proposed by management to be nominated for election as director, their province and country of residence, their principal occupations, the date each first became a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as of the date hereof. The table also sets out the members of the Company’s Audit and Governance, Nominating and Compensation Committees.

Name, Province and Country of Residence and Position(1)	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years(1)	Date of appointment/ election as a director	Number of Shares beneficially owned, directly or indirectly, or controlled or directed(2)
Tom Ogryzlo Interim CEO, Chairman, Director San Jose, Costa Rica	Interim CEO of the Company. Former VP Latin America with Ram Power	June 2004 to April 2012 Re-appointed May 7, 2012	100,000
Wolf Seidler[3,4] Independent Director North Bay, Ontario	Independent Consultant. Former consultant with Argos Consultants Sarl (2004-2009)	January 2011 to April 2012 Re-appointed May 7, 2012	60,000
Ross Glanville Independent Director North Vancouver, BC	President Ross Glanville & Associates Ltd.	April 2005 to May 2011 Re-appointed August 7, 2012	20,000
Peter M. Clausi Independent Director, Carlisle, ON	Executive VP of Corporate Affairs and General Counsel of GTA Resources and Mining Inc.	August 7, 2012	nil
1.	The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees
2.

Shares beneficially owned, direct or indirectly, or over which control or direction is exercised, as at May 13, 2013, based upon information furnished to the Company by the individual director. Unless otherwise indicated, such Shares are held directly.

3.	Member of the Audit Committee
4.	Member of the Governance, Nominating and Compensation Committee

Tom Ogryzlo, P. Eng
Director, Chairman of the Board

Mr. Ogryzlo has over fifty years of world wide experience on mining, energy, and industrial projects. He has been responsible for the development, financing, engineering, construction and operations of projects in many different countries. He holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec, Canada. At the end of 2010 he retired as Vice President – Latin America of Ram Power Corporation a renewable energy producer that owns a producing a 72 MW geothermal power project through its subsidiary Polaris Energy Corp. in Nicaragua built at a capital cost of $450 million. During 2011, Mr. Ogryzlo served as Interim CEO of Aura Minerals Inc. until a permanent replacement could be located. He is currently the Chairman and Interim CEO of Baja Mining Corp.

Mr. Ogryzlo has in the past been the president of several producing precious and base metal mining companies, including, Blackhawk Mining, Triton Mining and Cerro Matoso S.A. For many years, he held the position of President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, one of the world's largest engineering contractors.

Over the years, Mr. Ogryzlo has served as a director of more than 20 public companies, including Franco Nevada Mining Corp., Vista Gold, Aura Minerals, Birim Goldfields, Tiomin Resources and Atlas Corp.

Ross Glanville, B.A.Sc., P.Eng, MBA, CAMV.
Independent Director

Mr. Glanville has over forty years of resource-related experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (since acquired by Fluor Corp.), and has been a director of a number of exploration, development, and mining companies. He is currently a director of SilverCrest Mines Inc., Clifton Star Resources Inc. and Archon Minerals Limited (each, a TSX-V listed company). Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

Wolf Seidler, B. Sc. App Sc., P.Eng, ICD.D,
Independent Director

Mr. Seidler is a graduate of Queen's University with an honours degree in Mining Engineering and is a member of the Association of Professional Engineers of Ontario, the Institute of Corporate Directors and a life member of the Canadian Institute of Mining and Metallurgy. He is also a graduate of the Institute of Corporate Directors, Directors Education Program.

Mr. Seidler has more than forty years’ experience in the Canadian and international mining industry as an executive and consultant. This includes executive positions with Inmet Mining Corporation, Normandy LaSource SAS, J.S. Redpath Ltd., as well as senior operating positions with Teck Corporation, Quebec Cartier Mining Company (US Steel) and Gold Fields Mining Corporation. For 5 years he managed, on behalf of the French National Waste Agency (Andra), a 9 country European R&D project related to the deep geological disposal of highly radioactive long-lived waste.

Peter M.Clausi, B.A., J.D.,
Independent Director

Mr. Clausi is an investment banker, litigator and corporate director. A graduate of Osgoode Hall Law School and called to Ontario’s bar in 1990, Mr. Clausi has experience in complex commercial litigation, shareholder rights and corporate finance. Mr. Clausi has been a guest lecturer at three Ontario MBA programs, and was an instructor at the Law Society of Upper Canada’s Bar Admission Course for over ten years. He is Executive Vice President of Corporate Affairs and General Counsel of GTA Resources and Mining Inc.

Cease Trade Orders and Bankruptcies

To the knowledge of the Company no director or proposed director (or any of their personal holding companies) except as stated below :

(a)

Is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Company) that:

i.

Was the subject, while the proposed director was in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

ii.

Was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

Is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the company in respect of which the information circular is being prepared) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

Has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

Has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

Has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Ross O. Glanville, a director of the Company, was also a director of Clifton Star Resources Inc. (“Clifton”), when the British Columbia Securities Commission issued a cease trade order on July 22, 2011, in connection with the failure to file technical reports and material change reports in the required forms disclosing Clifton’s mineral resource estimates on its material properties. After changes in the management and three of the members of the Board of Directors (as well as the appointment of Glanville as Chairman of the Board of Directors of Clifton), and the filing of the relevant documents, the cease trade order was revoked on March 5, 2012.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In view of the Company’s current financial situation and significant reductions in the Company’s work force following the cost overrun announcement made in April 2012, the Company’s process for determining executive compensation has become simpler than the process followed in past years. The Company has suspended its bonus programs, and currently compensates its employees through the payment of salaries. Certain directors, officers and employees continue to hold stock options granted prior to April 2012, and no stock options have been granted since that time as the Company is in a blackout period until the completion and filing of a technical report respecting the Boleo project. Further options will be granted once the blackout has been lifted

The Board, based upon recommendations of the Governance, Nominating and Compensation Committee (the “GNC Committee”), sets salary levels and determines any discretionary awards. The performance indicators used to assess executive officers are more aligned with the success of the Company. The Board believes that this process is appropriate given the Company’s size and stage of development.

The Company’s Board relies on Board discussion to set executive compensation. No formal objectives, criteria or analysis are used to make these determinations. The Board recognizes the need to attract, retain, and motivate the performance of senior management in order to enhance the growth and overall long-term value of the Company. In order to do so, the Company needs to be sufficiently competitive to facilitate recruitment and retention of experienced executives in the competitive mining industry, while being fair and reasonable to shareholders. The Board is comprised of experienced public company directors and executives who believe they are aware of what persons filling similar positions at similar companies are paid, and that this informal process is appropriate given the Company’s size, stage of development and circumstances.

NEOs and directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities of the Company.

Stock Option Plan

Stock options to purchase securities of the Company are granted to its directors, officers, employees and consultants on terms and conditions acceptable to the regulatory authorities in Canada. At the Company’s annual general meeting held on May 25, 2011 the Company re-approved the Company’s Stock Option Plan adopted by shareholders in 2004 and amended April, 2011 (the “Plan”). At a special meeting of the Company held April 3, 2012, amendments were approved to provide for limits on non-executive director participation under the Plan such that the aggregate number of Shares of the Company which may be reserved for issuance to the nonexecutive directors of the Company shall not exceed the lesser of: (a) a reserve of 1% of the number of Shares outstanding, together with other treasury-based equity compensation plans if any, at any given point in time; and (b) an annual equity award value of CAD$100,000 per non-executive director. As this restriction is no longer practical for a junior mining company such as Baja in its current form, and is not generally adopted by similar junior companies, the Board is considering rescinding this amendment in the coming year, subject to obtaining shareholder and stock exchange approvals.

Further provisions under the Company’s stock options plan include:

  the aggregate number of Shares issuable will not exceed 10% of the number of issued and outstanding at the time of grant;

  stock options in favour of any one individual may not exceed 5% of the issued and outstanding Shares;

  the maximum term of each stock option is five years, except those extended due to a blackout of the Company’s Shares, and are fully vested at 2 years, or at the discretion of directors;

  the exercise price of the stock options is set as the five day volume-weighted average trading price of the Company’s Shares on the TSX prior to the date of grant;

  optioned Shares are terminated immediately upon termination with cause, otherwise the optionee shall have 90 days upon termination to exercise any eligible options;

  no stock option is transferable by the optionee other than by will or the laws of descent and distribution;

  and a stock option is exercisable during the lifetime of the optionee only by such optionee or by the estate of such optionee.

As of May 10, 2013, there are 10,710,000 stock options granted under the Plan, representing approximately 3.15% of the Company’s issued and outstanding share capital of 340,213,025 Shares. Based upon the issued capital of the Company as at the date of this Information Circular and the number of stock options currently outstanding under the Plan, the Company can issue a further 17,753,558 stock options.

A copy of the Plan is available for viewing up to the date of the Meeting at the Company’s offices at Suite 1430 – 800 West Pender Street, Vancouver, BC, V6C 2V6. In addition, a copy of the Plan will be mailed to any holder of Shares who requests a copy from the Corporate Secretary of the Company. Any such requests should be mailed to the Company at its head office to the attention of the Corporate Secretary. The Plan is also available under the Company’s profile on SEDAR at www.SEDAR.com.

Performance Graph

The following performance graph illustrates the Company’s cumulative total shareholder return over the five most recently completed financial years compared to the return on a comparable investment in the S&P/TSX Composite Index and the S&P/TSX Venture Composite Index. The share trading data is as reported by the TSX.

Compensation Governance

In August 2012, the Compensation Committee combined with the Nominating and Corporate Governance Committee to become the Governance, Nominating and Compensation Committee (the “GNC Committee”). The purpose of this committee is to oversee the effective governance and successful functioning of the Company through monitoring policies and fostering an ethical and transparent board and corporate culture; assess the needs of the Company by ensuring a framework for identifying the human resource needs of the Board and senior officers; and assist the Board in fulfilling its responsibilities under applicable laws and regulations in respect to compensation policy and practices. The GNC Committee has the following responsibilities with respect to compensation:

  Compare, periodically, the total remuneration and the main components thereof (such as base salary, bonus and other performance incentives) of each of the officers of the Company with the remuneration of comparable officers of similar companies in the mining industry.

  Establish and review the overall compensation philosophy of the Company.

  Review and approve annually the job description of the CEO of the Company and recommend it to the Board for final approval.

  Establish and review, at least annually, the Company’s general compensation philosophy and policies.

  Establish and review, at least annually, the objectives of the Company, and therefore the objectives of Chief Executive Officer (“CEO”).

  Evaluate the performance of the CEO in light of goals and objectives and, based on such evaluation, determine and approve the annual salary, bonus, options and other benefits, direct and indirect, (the “Compensation Package”) of the CEO. In determining the Compensation Package, the Committee should consider the Company’s performance, the value of incentive awards to CEO’s at comparable companies, the awards given to the CEO in past years, and any other factors it deems relevant.

  Review the recommendations of the CEO with respect to the job descriptions, goals, objectives and Compensation Packages of the other (non-CEO) executive officers of the Company and as appropriate, provide such recommendations to the Board for final approval.

  Review and recommend to the Board for approval, all employment, consulting, retirement and severance agreements and arrangements involving officers, and directors of the Company, and re-evaluate existing agreements and arrangements for continuing appropriateness as and when required.

  Review and recommend to the Board for approval any incentive-compensation plans and equity-based plans that the Company proposes to establish for its directors, officers, employees and consultants (collectively, the “Plans”) and review the appropriateness of the allocation of benefits under the Plans and the extent to which the Plans are meeting their intended objectives and, as appropriate, recommend that the Board make modifications to the Plans.

  Review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risk involved in being a director, and recommend to the Board for approval the remuneration of the directors.

  Review compensation disclosure relating to the directors and the officers of the Company before the Company publicly discloses this information.

  Prepare, or direct preparation of, an annual report on the Committee’s focus on, and activities performed, during the year, for inclusion in the Company’s management information circular in accordance with applicable securities laws.

Executive Compensation-Related Fees

Historically, the Compensation Committee has engaged Roger Gurr & Associates as independent advisor to the Compensation Committee with respect to director and executive officer compensation. Aggregate fees related to such services provided by Gurr & Associates amounted to $22,400 in 2011. No services were provided in 2012.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation (“Form 51-102F6”)) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company (to the extent required by the Form 51-102F6) in respect of each Named Executive Officer as defined in form 51-102F6. As of the Company’s most recent year end, and as at the date of this Circular, Mr. Ogryzlo and Mr. Kirkwood are the only Named Executive Officers of the Company. The employment of all of the other individuals identified in the table terminated during the year ended December 31, 2012.

Summary Compensation Table for financial year(s) ended on or after December 31, 2010

Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards[10] ($)	Non-Equity Incentive plan compensation ($)		All other compensation ($)	Total Compensation ($)
					Annual Incentive plans	Long – term incentive plans
John W. Greenslade Former CEO/President	2012 2011 2010	183,333[1] 496,667 377,500	Nil Nil Nil	Nil 263,391 1,260,000	Nil 376,000 750,000	Nil Nil Nil	864,352[2] Nil Nil	1,047,685 1,136,058 2,387,500
Rowland Wallenius Former CFO	2012 2011 2010	299,700 280,208 219,012	Nil Nil Nil	Nil Nil 472,500	Nil 165,000 150,000	Nil Nil Nil	430,000[2,3]	729,700 445,208 841,512
Michael Shaw Former COO	2012 2011 2010	54,488[4] 335,000 248,335	Nil Nil Nil	25,098 26,339 504,000	Nil 247,500 219,167	Nil Nil Nil	170,546[2]	250,123 608,839 971,502
Adam Wright Former COO	2012 2011 2010	243,936 Nil Nil	Nil Nil Nil	Nil 384,082 Nil	Nil Nil Nil	Nil Nil Nil	292,500[3]	536,436 384,082 Nil
Charles Hennessey Former VP Operations	2012 2011 2010	200,250 Nil Nil	Nil Nil Nil	Nil 340,930 Nil	29,662 Nil Nil	Nil Nil Nil	174,104[3]	404,016 340,930 Nil
Kendra Low Former VP Administration/ Corporate Secretary	2012 2011 2010	115,750 210,417 150,993	Nil Nil Nil	Nil Nil 472,500	Nil 120,000 102,000	Nil Nil Nil	120,000[5]	235,750 330,417 725,493
Tom Ogryzlo Interim CEO	2012 2011 2010	305,095[6] Nil Nil	Nil Nil Nil	Nil Nil 478,087	Nil Nil Nil	Nil Nil Nil	28,000[7] 76,649[7] 31,202[7]	333,095 76,649 509,289
Nigel Kirkwood, CFO/Corporate Secretary	2012 2011 2010	12,000[8] Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	20,485[9] Nil Nil	32,485 Nil Nil

Footnotes:

1.	Paid to Kendron Petroleum Management Corporation ("Kendron") a private British Columbia company, controlled by Mr. Greenslade and his wife.
2.	Termination payment as part of the employment contract.
3.	Retention bonus paid to key personnel adopted by the Board in 2012.
4.	Mr. Shaw is a shareholder of Ravenswing LLC, a private company, which, under agreement, received management fees for services performed for the Company.
5.	Termination payment representing part of a negotiated settlement.
6.	Mr. Ogryzlo was appointed as Interim Chief Executive Officer on May 11, 2012.
7.

Independent directors’ fees paid Mr. Ogryzlo. Mr. Ogryzlo resigned from the Board on April 21, 2012 and was then re-appointed on May 07, 2012. Mr. Ogryzlo was appointed Interim CEO of the Company on May 11, 2012; as a result, from this date he was an executive officer of Baja and therefore not an independent director. As such, he did not receive cash compensation as a director following May 11, 2012.

8.	Mr. Kirkwood commenced his employment with the Company on December 1, 2012. He was appointed CFO on December 27, 2012.
9.	Mr. Kirkwood was engaged as a consultant to the Company prior to commencing his employment with the Company.
10.	This is a value attributed to the option grant based on the fair value option grants (on the date of the grant) using the Black Scholes calculation method

Incentive Plan Awards

The following table sets forth information concerning all awards outstanding under option-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers. The Company has not granted any share-based awards.

Outstanding option based awards

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in- the-money options ($)
John W. Greenslade	400,000 550,000 2,000,000 500,000	$0.40 $0.57 $1.17 $1.05	May 16, 2013 May 15, 2014 Nov. 25, 2015 June 21, 2016	Nil Nil Nil Nil
Rowland Wallenius	200,000 125,000 100,000 750,000	$0.40 $0.40 $0.57 $1.17	Feb. 7, 2013 Feb. 7, 2013 Feb. 7, 2013 Feb. 7, 2013	Nil Nil Ni Nil
Michael Shaw[1]	Nil	Nil	Nil	Nil
Adam Wright[2]	Nil	Nil	Nil	Nil
Charles Hennessey[2]	Nil	Nil	Nil	Nil
Kendra Low[3]	250,000 100,000 100,000 750,000	$0.40 $0.40 $0.57 $1.17	March 21, 2013 March 21, 2013 March 21, 2013 March 21, 2013	Nil Nil Nil Nil
Tom Ogryzlo	150,000 75,000 150,000 750,000	$0.40 $0.40 $0.57 $1.17	May 16, 2013 July 10, 2013 May 15, 2014 Nov. 25, 2015	Nil Nil Nil Nil
Nigel Kirkwood	Nil	Nil	Nil	Nil

Footnotes:

1.	All options were terminated 90 days from the date of termination from the Company
2.	All options were terminated 90 days from the date of resignation from the Company
3.	All options were terminated 90 days from the date of a settlement arrangement

The Company has not re-priced downward any options during its most recently completed financial year and none of the awards have been transferred at other than fair market value.

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by the Named Executive Officers:

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Greenslade	Nil	Nil	Nil
Rowland Wallenius	Nil	Nil	Nil
Michael Shaw	Nil	Nil	Nil
Adam Wright	Nil	Nil	Nil
Charles Hennessey	Nil	Nil	Nil
Kendra Low	Nil	Nil	Nil
Tom Ogryzlo	Nil	Nil	Nil
Nigel Kirkwood	Nil	Nil	Nil

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

At the end of the 2012 financial year the Company had no compensation plan or arrangement with respect to the NEOs, in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Company or change in an NEO’s responsibilities except as follows:

Pursuant to an employment agreement made as of December 1, 2012, between Nigel Kirkwood and the Company (the “Agreement”), either the Company or Mr. Kirkwood may terminate the Agreement by giving one month’s written notice to the other of termination of the Agreement. In the event the Company terminates the Agreement subsequent to April 1, 2013, the Company agrees to pay Mr. Kirkwood a one-time severance payment equal to the total of the fees paid to Mr. Kirkwood in the six month period prior to the date of termination or such semi-annualized equivalent if the termination occurs within 6 months of the date of the Agreement.

At the beginning of the 2012 financial year the information in the table below provides the estimated payment to NEOs of the Company should there be a change of control.

NEO	Base Salary	Change of Control Provision	Other payable annual contractual incentives[1]	Total Obligation
John Greenslade	$550,000	$1,100,000	$880,000	$1,980,000
Rowland Wallenius	$300,000	$600,000	$360,000	$1,020,000
Michael Shaw	$350,000	$700,000	$525,000	$1,225,000
Kendra Low	$250,000	$500,000	$300,000	$800,000

Footnote:

1.	The figures associated with, "Other Payable Annual Contractual Incentives" is based on 100% payment of annual incentives for two years.

Four of the Company's NEOs, Michael Shaw, John Greenslade, Kendra Low, and Rowland Wallenius ceased to be NEOs effective April 25, 2012, May 7, 2012, May 15, 2012, and November 9, 2012, respectively.

  The contract of Kendron, in which Mr. Greenslade is a shareholder, provided that in the event of (a) termination without cause or (b) termination or resignation within six months following a change of control which was not approved by the Board, two year's remuneration (equal to $1,100,000) would be provided as severance. In connection with Mr. Greenslade’s resignation, the Company paid Kendron $864,352.

  The agreement between the Company, Mr. Shaw and RavensWing LLC (“RavensWing”), in which Mr. Shaw is a shareholder, provided that in the event of termination without cause, the Company would pay RavensWing an amount equal to 12 months of the annual fee payable under that contract, plus an additional month’s payment for every year since RavensWing’s initial engagement, to an aggregate maximum of 18 months (which potential termination payment totalled $466,666 effective at the termination of the agreement on April 25, 2012). The agreement further provided that in the event of termination without cause within six months of a change of control not approved by the Board, the Company would pay a termination payment equal to twice the annual fee plus an additional month for every year of service (which potential termination payment totalled $816,666 on April 25, 2012). The Company paid RavensWing a termination payment of $170,546 in connection with the termination of the agreement on April 25, 2012.

  The contract of Rowland Wallenius provided that in the event he was terminated without cause, he would receive payment of an amount equal to 12 months salary plus one month additional salary for every year of service to an aggregate maximum of 18 months at his annual salary immediately effective prior to the time of termination (which potential termination payment totalled $450,000 effective at the conclusion of his employment with the Company). Mr. Wallenius’ contract further provided that in the event of his termination without cause within six months of a change of control not approved by the Board, he would receive a termination payment of an amount equal to twice his annual salary at his annual salary immediately effective to the time of termination (which potential termination payment totalled $600,000 effective at the conclusion of his employment). Mr. Wallenius received a termination payment of $250,000 in connection with his transfer to MMB on November 9, 2012.

  The contract of Kendra Low provided that in the event of her termination without cause, she would receive a payment of an amount equal to 12 months salary plus one month additional salary for every year of service to an aggregate maximum of 18 months at her annual salary immediately effective prior to the time of termination (which potential termination payment totalled $375,000 effective at the conclusion of her employment with the Company). Ms. Low’s. contract further provided that in the event of her termination without cause within 12 months of a change of control not approved by the Board, she would receive a termination payment of an amount equal to twice her annual salary at her annual salary immediately effective to the time of termination (which potential termination payment totalled $500,000 effective at the conclusion of her employment). Ms. Low resigned as an employee of Baja on May 7, 2012, on the basis that she had been constructively terminated. The changes to the composition of the Board in May 2012 did not constitute a change of control under Ms. Low’s contract. Ms. Low received a termination payment of $120,000 representing part of a negotiated settlement.

Director Compensation

Standard Compensation Arrangements

Effective April 1, 2013, each non-executive director of the Company receives an annual retainer fee of $30,000, paid quarterly, meeting fees for each Board or committee of the Board meeting attended of $1,000 per meeting, and reimbursement from the Company for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings. The Chair of the Audit Committee, receives an additional $10,000 per year, paid quarterly, and the Chair of the GNC Committee, receives an additional $7,500 per year, paid quarterly. As Mr. Ogryzlo is a non-independent director, he receives no additional compensation for serving on the Board.

During the financial year ended December 31, 2012, each independent director of the Company received an annual retainer fee of $36,000, paid quarterly, and the meeting fee for each Board or committee of the Board meeting attended was $1,500 per meeting. The Independent Chair of the Board received an annual retainer of $100,000 annually, paid quarterly. The Chair of the Audit Committee received an additional $15,000 per year, paid quarterly, and all other committee chairs received $10,000, paid quarterly.

Summary Compensation Table

The following table sets forth all amounts of compensation provided to the directors, for the Company’s financial year ended December 31, 2012:

Name	Fees Earned ($)	Share- based awards ($)	Option – based award ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Giles Baynham[1]	66,426	Nil	Nil	Nil	Nil	66,426
Francois Marland[2]	70,668	Nil	Nil	Nil	Nil	70,668
Gerald Prosalendis[3]	21,446	Nil	Nil	Nil	Nil	21,446
Graham Thody[4]	31,500	Nil	Nil	Nil	Nil	31,500
Stephen Lehner[5]	Nil	Nil	Nil	Nil	Nil	Nil
Lorie Waisberg[6]	76,409	Nil	Nil	Nil	Nil	76,409
Ken Murphy[7]	Nil	Nil	Nil	Nil	Nil	Nil
Wolf Seidler[8]	111,832	Nil	Nil	Nil	Nil	111,832
Ross Glanville[9]	31,011	Nil	Nil	Nil	10,000[10]	41,011
Peter M. Clausi[11]	24,978	Nil	Nil	Nil	Nil	24,978

Footnotes:

1.	Mr. Baynham was not nominated for re-election at the AGM held June 21, 2012.
2.	Mr. Marland resigned as a director on August 10, 2012.
3.	Mr. Prosalendis resigned as a director on April 13, 2012.
4.	Mr. Thody resigned as a director on April 21, 2012.
5.	Mr. Lehner was appointed on May 7, 2012 and resigned August 1, 2012. Mr. Lehner did not receive cash compensation as a director.
6.	Mr. Waisberg was appointed Chairman of the Board on May 7, 2012 and resigned August 10, 2012.
7.	Mr. Murphy was appointed on May 23, 2012 and resigned August 1, 2012. Mr. Murphy did not receive cash compensation as a director.
8.	Mr. Seidler resigned on April 21, 2012 and was re-appointed on May 7, 2012.
9.	Mr. Glanville was appointed on August 7, 2012.
10.	Mr. Glanville’s compensation for the period August to December 2012 with respect to his role as Baja’s appointee to MMB’s Board.
11.	Mr. Clausi was appointed on August 7, 2012.

Option-based and Share-based Awards of Baja Directors as at December 31, 20121

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in- the-money options ($)
Giles Baynham	750,000	$1.13	Oct. 21, 2013	Nil
Francois Marland	750,000	$1.13	Feb. 24, 2014	Nil
Gerald Prosalendis	100,000 750,000	$0.40 $1.10	May 5, 2014 Sept. 5, 2013	Nil Nil
Graham Thody	150,000 750,000	$0.57 $1.17	May 15, 2014 May 25, 2015	Nil Nil
Stephen Lehner	Nil	Nil	Nil	Nil
Lorie Waisberg	Nil	Nil	Nil	Nil
Ken Murphy	Nil	Nil	Nil	Nil
Wolf Seidler	750,000	$1.06	Feb. 2, 2016	Nil
Ross Glanville	750,000	$1.17	Nov. 25, 2015	Nil
Peter M. Clausi	Nil	Nil	Nil	Nil

Footnotes:

1.	Options granted to NEO’s are detailed in the Outstanding Option Based Awards table on Page 13.

Incentive plan awards – value vested or earned during the year1

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Giles Baynham	Nil	Nil	Nil
Francois Marland	Nil	Nil	Nil
Gerald Prosalendis	Nil	Nil	Nil
Graham Thody	Nil	Nil	Nil
Stephen Lehner	Nil	Nil	Nil
Lorie Waisberg	Nil	Nil	Nil
Ken Murphy	Nil	Nil	Nil
Wolf Seidler	Nil	Nil	Nil
Ross Glanville	Nil	Nil	Nil
Peter Clausi	Nil	Nil	Nil
Footnotes:
1.	The value vested or earned on options granted to NEO’s are detailed in the table Incentive Plan Awards – Value Vested or Earned During the Year found on Page 14.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes relevant information as of December 31, 2012 with respect to compensation plans under which equity securities are authorized for issuance. At that date, the Company had 340,213,025 Shares issued and outstanding. No additional Shares have been issued by the Company from December 31, 2012 to the date of this information circular.

	Number of securities to	Weighted-average	Number of securities
	be issued upon exercise of	exercise price of	remaining available for
	outstanding options,	outstanding options,	future issuance under
	warrants and rights	warrants and rights	equity compensation
plans (excluding securities
reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity Compensation plans approved by security holders	15,760,000	0.96	12,703,558
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	15,760,000	0.96	12,703,558

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is as of the date hereof, or at any time during the financial year ended December 31, 2012 was, a director or executive officer of the Company, a proposed management nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee, was indebted to the Company or any of its subsidiaries during the financial year ended December 31, 2012 or as at the date hereof in connection with security purchase programs or other programs.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

The Board of Directors considers it to be in the best interest of the Company and its shareholders to amend the Company’s articles to include new rules regarding advance notice for the nomination of directors at meetings of the Company’s shareholders. These amendments include the requirement, in the case of an annual general meeting of shareholders, that the Company must receive no less than 30 and no more than 65 days advance notice of any nominations of persons proposed to be elected at directors at a meeting of shareholders. The full text of the proposed amendment is set out in Schedule B. The Advance Notice Provisions will (i) facilitate orderly and efficient Annual General Meetings, or, when the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to vote in an informed manner.

At the Meeting, shareholders will be asked to pass a special resolution to amend the Articles of Company to include the Advance Notice Provisions as set out in Schedule B, in the following form:

“RESOLVED, as a special resolution, that the Company’s Articles be amended to add Article 10.10 in the form attached as Schedule B to the Company’s Information Circular dated May 13, 2013.”

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means:

(a)	a director or executive officer of a reporting issuer;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP ("PwC"), Chartered Accountants, of Vancouver, British Columbia are the auditors of the Company. PwC was appointed as the Company's auditor as of November 20, 2006. PwC is a member of the Institute of Chartered Accountants of British Columbia and is properly registered with the United States Public Company Accounting Oversight Board (“PCAOB”) and Canadian Public Accountability Board (“CPAB”).

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Company to hold office for the ensuing year at remuneration to be fixed by the directors.

AUDIT COMMITTEE

The Company’s Audit Committee is governed by a written charter that sets out its mandate and its duties and responsibilities. A copy of the charter and the disclosure required by Multilateral Instrument 52-110 Audit Committees is contained in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2012. The Company’s AIF is available under the Company’s profile on SEDAR at www.sedar.com.

The members of the Audit Committee are Ross Glanville (Chair), Wolf Seidler, and Peter M. Clausi, all of whom are independent.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company's website at www.bajamining.com. If you wish to receive the Company’s 2013 interim consolidated financial statements and MD&A, please complete the information card sent to all registered shareholders as part of the Notice-and-access mailing, and return it to the Company at 1430 –800 West Pender Street, Vancouver, BC V6C 2V6, to the attention of the Corporate Secretary or contact the Company at (604) 685-2323.

Financial information is provide in the Company’s comparative annual financial statements and MD&A for its most recently completed year, which are filed on SEDAR.

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement			The Company’s Approach
1.		Board of Directors –
	(a)	Disclose identity of directors who are independent.	The Company’s independent directors are Ross Glanville, Wolf Seidler and Peter M. Clausi.
	(b)	Disclose identity of directors who are not independent and describe the basis for that determination.	The Company’s sole non-independent director is Tom Ogryzlo, Interim CEO of the Company
	(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in caring out its responsibilities.	A majority of the directors are independent.
	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently directors of other reporting issuers as of the date of this Information Circular:

  Tom Ogryzlo – Aura Minerals Inc., Vista Gold Corp., Alberta Star Development Corp.
  Ross Glanville - Clifton Star Resources Inc.; Starfield Resources Inc.; Archon Minerals Limited; Silver Crest Mines Inc.
  Peter M. Clausi - GTA Resources and Mining Inc.; Green Swan Capital Corp.; Falcon Gold Corp.

	(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently complete financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors do not hold regularly schedule meetings. However, at each board meeting, an in camera session may be requested providing the opportunity for open and candid discussion among the independent directors without non-independent directors and members of management present.

	(f)	Disclose whether or not the chair of the	The Chair of the board is Tom Ogryzlo, who is a

board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

non-independent director. The board has a Governance, Nominating and Compensation Committee (the “GNC Committee”), details of which are provided in Item 8, in which independent directors have the opportunity to hold meetings which are not attended by non-independent directors and members of management.

The board provides leadership to its independent directors by encouraging members to bring forth agenda items, having access to members of management and information regarding the Company’s activities, and by retaining outside advisors when necessary.

	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The board held a total of 48 meetings during its most recently completed financial year 2012.

The attendance record for the directors up for re-election is as follows:

Tom Ogryzlo – 45 of 45 meetings (Mr. Ogryzlo was not a director from April 12 – May 7, 2012 during which period 3 meetings were held).

Wolf Seidler – 42 of 45 meetings (Mr. Seidler was not a director from April 12 – May 7, 2012 during which period 3 meetings were held).

Ross Glanville – 11 of 11 meetings (Mr. Glanville became a director on August 7, 2012).

Peter M. Clausi – 11 of 11 meetings (Mr. Clausi became a director on August 7, 2012).

The board has held a total of 5 Board meetings in 2013, all of which have had full attendance by directors.

2.		Board Mandate -
	(a)	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities

The board has adopted a formal mandate setting out the board’s responsibilities which is reviewed on an annual basis.

The text of the board mandate can be found on the Company’s website: www.bajamining.com and is attached as Schedule “C” to this Information Circular.

3.		Position Descriptions -
	(a)	Disclose whether or not the board has	The board has adopted formal written position

developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position descriptions for the chair and the chair of each board committee.

The primary role of the chair of the board and each committee is managing the affairs of the board or committee, including ensuring the board or committee is properly organized, functions effectively, and meets its obligation and responsibilities as set out in its Charter.

	(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO	The board has adopted a formal written description for the CEO position outlining the CEO’s roles and responsibilities.
4.		Orientation and Continuing Education
	(a)	Briefly describe what measures the board takes to orient new directors regarding

The Company does not have a formal orientation program for new directors. New directors are provided with relevant materials with respect to the Company, and spend a considerable amount of time being oriented on relevant corporate issues by the CEO and CFO of the Company

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business

	(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company does not have a formal continuing education program for its directors. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends, market developments, and changes in legislation with management’s assistance, and to attend related industry seminars. All board members have visited the Company’s property.

Board meetings include presentations by the Company’s management in order to give the directors full insight into the Company’s operations. Board members have full access to the Company’s records. Directors attend conferences and seminars relevant to their particular expertise.

5.		Ethical Business Conduct
	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board as adopted a written code:	The board has adopted a Code of Business Conduct and Ethics (the “Code”). All directors, management, employees and consultants are

(i) disclose how a person or company may obtain a copy of the code;

required to conduct themselves according to the Code.

A copy of the Code is available on the Company’s website at www.bajamining.com. Copies of the Code may also be requested by contacting the Company at 1430 – 800 West Pender Street, Vancouver, BC, V6V 2V6, to the attention of the Corporate Secretary.

The Company monitors compliance of the Code by instructing management or individuals to bring any breach of the Code to the attention of the CFO and/or the Audit Chair. The board keeps a record of any departures from the Code. A certificate of acknowledgement of the Code is signed annually with any waivers requested and granted.

There was no required material change report filed by the Company since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

	(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transaction. It is the responsibility of each director to disclose all actual or potential conflicts of interest to the board or the GNC Committee. A thorough discussion of the documentation related to a material transaction is required for review by the board, and in particular the independent directors.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The board seeks directors with superior reputations and extensive experience in order to ensure a culture of ethical business conduct.
6.		Nomination of Directors -
	(a)	Describe the process by which the board identifies new candidates for board nomination.

The GNC Committee draws on all relevant sources
in the search for new directors. The GNC
Committee and Board identify potential board
candidates by determining the needs of the board
and consulting with members of the board for
possible candidates that will meet the board’s
requirements.

	(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board	The GNC Committee is composed of Wolf Seidler (Chair), Ross Glanville and Peter M. Clausi, all of

		does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	whom are independent directors.
	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The board does not have a separate nominating committee.
7.		Compensation -
	(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The board and the GNC Committee determines compensation for the Company’s directors and executive officers by relying on the Committee members’ knowledge of compensation paid for directors and executive officers of companies of similar market capitalization and determines an appropriate compensation for reflecting the need to provide incentive and compensation for the time, effort and risk expended by the directors and executive officers while taking into account the financial resources of the Company.

Further information regarding compensation paid to directors and executives is available in the Executive Compensation and Director Compensation sections of this Information Circular.

	(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The board does not have a separate compensation committee. The GNC Committee deals with all compensation matters.
	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee	Compensation matters are dealt with by the GNC Committee.
8.		Board Committees -
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board committees consist of the Audit Committee and the GNC Committee. The GNC Committee has a role to oversee the effective governance and successful functioning of the Company through monitoring policies and fostering an ethical and transparent board and corporate culture; assessing the needs of the Company by ensuring a framework for identifying the human resource needs of the Board and senior officers; and assisting the Board in fulfilling its responsibilities under applicable laws and regulations in respect to compensation policy and practices.

9.	Assessment -
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board conducts informal annual assessments of the Board’s effectiveness, including its committees. Results of these assessments are provided to the GNC Committee for review and brought forth for discussion at a Board meeting.

Schedule “B”

ADVANCE NOTICE PROVISIONS

ARTICLE AMENDMENTS

Article 10.10	Advance Notice Provisions

(1)

Subject only to the Business Corporations Act and these Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board of directors at any annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors as set forth in the Company's notice of such special meeting, may be made (i) by or at the direction of the board of directors, including pursuant to a notice of meeting, (ii) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act, or (iii) by any shareholder of the Company (a "Nominating Shareholder") (x) who, at the close of business on the date of the giving of the notice provided for below in this Article 10.10 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and (y) who complies with the notice procedures set forth in this Article 10.10.

(a)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given timely notice thereof in proper written form to the secretary at the principal executive offices of the Company in accordance with this Article 10.10.

(b)

To be timely, a Nominating Shareholder's notice must be received by the secretary of the Company (i) in the case of an annual meeting, not less than 30 days or more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made (the "Meeting Notice Date"), the Nominating Shareholder's notice must be so received not later than the close of business on the 10th day following the Meeting Notice Date; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which public announcement of the date of the special meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting or special meeting commence a new time period for the giving of a Nominating Shareholder's notice as described in this Article 10.10.

(c)

To be in proper written form, a Nominating Shareholder's notice must set forth: (i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of the Company that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws; and (ii) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee. The Nominating Shareholder's notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(d)

No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in this Article 10.10; provided, however, that nothing in this Article 10.10 shall be deemed to preclude a shareholder from discussing (as distinct from nominating directors) at a meeting of shareholders any matter in respect of which the shareholder would have been entitled to submit a proposal pursuant to the provisions of the Business Corporations Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(e)

For purposes of this Article 10.10, (i) "public announcement" shall mean disclosure in a press release disseminated by a nationally recognized news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (ii) "Applicable Securities Laws" means the applicable securities legislation in each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(f)

Notice given to the secretary of the Company pursuant to this Article 10.10 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address aforesaid) or sent by facsimile transmission (provided the receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been on the subsequent day that is a business day.

(g)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 10.10.

Schedule “C”

BOARD MANDATE

1.0	Introduction

The Board of Directors (the "Board") of Baja Mining Corp. (the "Company") is responsible for the stewardship of the Company and management of its business and affairs. The Board shall review, discuss and approve various matters relating to the strategic direction, business, operations and organizational structure of the Company, with a view to the best interests of the Company.

2.0	Board Composition

The Board shall be composed of directors (“Directors”) elected by shareholders of the Company at the Annual General Meeting (“AGM) of shareholders and Directors appointed by the Board between AGMs in accordance with the Company’s Articles of Incorporation and applicable law.

The Board’s responsibility for managing the Company includes oversight of management, and in that regard the independent directors provide an important function. The Board will be comprised of a majority of independent directors.

“Independence” is defined as set forth in National Instrument 52-110.

The composition of the Board, including the qualifications of its members, shall comply with all other applicable requirements of corporate legislation, the stock exchanges (the “Exchange(s)”) on which the Company’s securities are listed and securities regulatory authorities, as adopted or amended and in force from time to time.

3.0	Executive Board Committees

The Board may constitute such committees (the “Committees”) as it deems necessary or desirable from time to time, including but not limited to:

  an Audit Committee, and
  a Governance, Nominating & Compensation Committee.

Both of these Committees will be comprised at all times of only independent directors of the Company except in unusual and temporary circumstances.

With respect to the Committees, the Board may:

1.

Delegate to the Committees matters for which the Board is responsible, to the extent such delegation is permitted by law. Notwithstanding the delegation of any of its responsibilities to a Committee, the Board retains its oversight function and ultimate responsibility for all delegated matters. All matters recommended by individual committees only take full force and effect once reviewed and approved by the Board. The Board shall:

2.

Appoint suitable directors to each of the Committees of the Board, keeping in mind applicable securities laws and regulations regarding independence and competence of directors on such Committees. Specifically:

a)	In the case of the Audit Committee, appoint only independent directors who are also financially literate to serve as members and the chair of the Audit Committee.
b)	Appoint Committee members on an annual basis.
c)	Adopt written charters for each of the Committees, setting out the responsibilities of the Board that are delegated to the Committees.
d)

Review and approve each Committee charter annually. In advance of the annual Board approval of individual Committee charters, each Committee is responsible for reviewing its respective charter and recommending any changes to the Governance, Nominating & Compensation Committee (the “GNC Committee”). The GNC Committee will review and make any additional changes it deems necessary before submitting to the Board for final approval.

e)	Determine and re-evaluate, from time to time, the compensation of Committee members and each Committee Chair, taking into account recommendations from the GNC Committee.

4.0	Duties

There are specific roles and responsibilities that must be carried out by the Board in order to ensure the stewardship of the Company in a profitable, sustainable and responsible manner.

In order to carry out its fiduciary duty, as well as its duty of care and loyalty to the Company and its shareholders, the members of the Board will do the following:

4.1	Leadership

a)	Provide leadership in setting and upholding the mission, vision, principles and values of the Company, in conjunction with the President & Chief Executive Officer (the “CEO”).
b)	Provide leadership and vision in the oversight of management of the Company.

4.2	Board Meetings

a)	Require Directors to attend at least 75% of the scheduled Board meetings held each year.
b)

Meet a minimum of four times per year and as many additional times per year as necessary in order to carry out its duties effectively. Attendance by conference call is considered full and effective attendance at Board meetings.

c)

When appropriate, meet in separate, non-management, in-camera sessions with any internal personnel or outside advisors, as deemed necessary and appropriate, in order to make informed decisions and carry out its duties.

d)

Review meeting materials and supporting documents pertaining to agenda items prior to regularly scheduled Board meetings in order to be informed on relevant topics and participate in and contribute to discussions.

4.3	Meeting Documentation

a)

Produce minutes for each of its meetings, including meetings of each of the independent Committees of the Board, within 30 business days, following each meeting. Minutes (with appropriate amendments, as agreed to by those in attendance) must be adopted and approved by resolution at the subsequent scheduled Board, or if appropriate, Committee meeting. The Board may appoint a non-board member as Recording Secretary at Board meetings and Committee meetings. Any resolutions agreed during in-camera sessions must be voted and approved during the open part of the Board meeting to take effect. The Chair and Recording Secretary are responsible for signing off on Board meeting minutes.

4.4	President & Chief Executive Officer (CEO)

a)	Select, appoint, evaluate and, if necessary, terminate, the CEO.
b)	Receive, review and take appropriate action on recommendations from the GNC Committee regarding compensation and bonuses for the CEO.
c)	Assist in the development of, and approve on an annual basis, the corporate objectives that the CEO is responsible for meeting, and assess the CEO annually against those objectives.

4.5	Board Chair

a)	Annually appoint an independent director as Chair of the Board.

4.6	Strategic Planning

a)

Adopt a strategic planning process and approve a strategic plan developed and proposed by management (with appropriate amendments requested by the Board) which takes into account the business opportunities and business risks of the Company.

b)	Monitor performance against the Strategic Plan.
c)

Review with management, from time to time, the strategic planning environment, the emergence of new opportunities and risks and the implications of the foregoing for the strategic direction of the Company.

d)	In conjunction with management, plan for and approve the annual corporate objectives of the Company.

4.7	Annual Capital & Operating Plans

a)

At least annually, approve an Annual Capital Expenditure & Operating Plan for the Company which includes business plans, construction and operational requirements, organizational structure, budgets and expenditure plans.

4.8	Risk Management

a)	Identify the principal business risks of the Company and ensure that there are appropriate systems put in place and actions taken to manage these risks.
b)	Oversee the management of environmental risks and practices, charitable activities, and other social responsibility matters.

4.9	Integrity and Ethical Conduct

a)	Satisfy itself, to the extent feasible, as to the integrity of the CEO and other officers, and that the CEO and other officers create a culture of integrity throughout the organization.
b)	Provide leadership and support to the Company with respect to its social and environmental responsibility.
c)

Ensure the implementation of appropriate environmental stewardship as well as health and safety management systems which are both sufficient, within the norms and practices of the mining industry, to aid in the compliance of applicable laws and policies of the Company.

d)	Ensure that policies and procedures to maintain internal control over financial reporting are in place.
e)	Ensure that policies and procedures designed to maintain appropriate and effective audit and accounting practices are in place.
f)

Ensure appropriate standards of corporate conduct are in place (including adopting a Code of Business Conduct and Ethics (the “Code”) designed to promote integrity and deter wrongdoing) and are applicable to all directors, officers and employees, and addresses, among other things: (i) conflicts of interest; (ii) protection and proper use of corporate assets and opportunities; (iii) confidentiality of corporate information; (iv) fair dealing with the Company’s security holders, customers, suppliers, competitors and employees; (v) compliance with laws, rules and regulations; and (vi) reporting of any illegal or unethical behaviour.

g)

Ensure that a Whistleblower Policy is in place, that it has been presented to the employees of the Company and that the mechanisms in place for whistleblowing within the Company are made known and available to all employees, officers and directors.

h)

Ensure that both the Company’s Code, and its Whistleblower Policy are reviewed annually by the appropriate Committee(s) and that any changes made thereto are reviewed and approved, as appropriate, by the Board. Both the Code and Whistleblower Policy must be made available to all employees, officers and directors of the Company.

i)	Foster ethical and responsible decision making by management and set the ethical tone for the Company, management and all employees.
j)

Monitor compliance with the Code and grant any waivers from the Code for the benefit of directors or officers of the Company in accordance with the applicable requirements of securities regulatory authorities or the stock exchanges on which the Company’s securities are listed, as adopted or amended and in force from time to time.

k)	Respond as necessary to any violations of any of the Company’s codes, charters or policies and take all steps necessary to resolve potential conflict of interest situations.

4.10	Communication, Disclosure and Compliance

a)

Adopt a Communication and Corporate Disclosure Policy for the Company to ensure that there are policies and procedures in place to maintain the integrity of the Company’s internal disclosure controls and procedures and external communication and disclosure controls. The policy or policies will mandate activities relating to timely public disclosure; ensure that all material information is properly gathered and reviewed; and monitor and evaluate compliance with, and the effectiveness of, such controls and procedures.

b)	Annually review the Communication and Corporate Disclosure Policy, and consider any recommended changes.

c)	Adopt a process for shareholders and other interested parties to communicate directly with the Board or the independent directors, as appropriate.

4.11	Governance

a)	With the GNC Committee, develop the Company’s approach to corporate governance.
b)

Once or more annually, and with the recommendation of the GNC Committee or the CEO (as determined by the various Committee mandates), receive for consideration any recommended amendments to the following documents:

i.	Board Mandate
ii.	Independent Chair of the Board Position Description
iii.	Director Mandate
iv.	Audit Committee Charter
v.	Audit Committee Chair Position Description
vi.	GNC Committee Charter
vii.	GNC Committee Chair Position Description
viii.	CEO Position Description
ix.	Other active Officer Position Descriptions, if any
x.	Other

c)	With the GNC Committee, ensure that the Company’s governance practices are appropriately disclosed.
d)	At the recommendation of the GNC Committee, annually determine those individual directors proposed to be nominated for election at the next annual general meeting of shareholders.
e)	At the recommendation of the GNC Committee, annually determine each individual director’s status as independent or not independent, and ensure that adequate and correct disclosure is made.
f)	At the recommendation of the GNC Committee, evaluate the relevant relationships of each independent director and determine if such relationship precludes a director from being independent.
g)

At the recommendation of the GNC Committee, analyse, review, and disclose the competencies of each director of the Company, including the designation as a “financially literate” person for the purpose of the Audit Committee as set forth under applicable laws and regulations.

h)

At the recommendation of the GNC Committee, with respect to corporate governance matters, or in relation to any written and approved company policies, discuss, review and act upon matters brought to the attention of the Board in a timely manner.

4.12	Delegations & Approval Authorities

a)

Review and approve financings, acquisitions, dispositions, investments and other transactions that are not in the ordinary course of business or involve revenues, expenditures or other amounts that are in excess of the limits prescribed from time to time by the Board.

b)

Review and, with the recommendation of the Audit Committee, approve the quarterly results, financial statements and associated Management’s Discussion and Analysis (MD&A), and any other disclosure material associated with the same.

c)	Review and, with the recommendation of the Audit Committee, approve the annual results, financial statements, MD&A and Form 40-F prior to filing them or furnishing them to the applicable securities regulators and prior to any public dissemination of information related to the same.

d)	Review and approve the Annual Information Form (AIF).
e)	Review and approve all stock option grants or amendments thereto to all eligible persons under the Company’s Stock Option Plan.
f)	Delegate approval authorities to the CEO and other officers of the Company as required and revise them as appropriate.
g)	Consider, and at the Board’s discretion, approve any matters recommended by the independent Committees of the Board.
h)	Consider, and at the Board’s discretion, approve any matters recommended by management.

4.13	Succession

a)

Implement, with the input of the GNC Committee where necessary, a strategy and plan to deal with director succession, including criteria for size and composition of the board, identification of qualified individuals, tenure and responsibilities, orientation, education and performance assessment.

b)	Assist the CEO in the creation of a strategy for management succession including succession of the CEO.

4.14	Compensation

a)

Review and approve the compensation of officers of the Company, based on the advice and suggestion of the GNC Committee. Ensure that the compensation is competitive within the industry, the composition mix (that is, between cash, short-term incentives and long-term incentives) provides an appropriate incentive to each member relative to his or her responsibilities and the Company's objectives and goals, and that the form of compensation aligns the interests of each such individual with those of the Company.

b)	With the recommendation of the GNC Committee, approve appropriate incentive, bonus and compensation plans for the Company.
c)

With the recommendation of the GNC Committee, review and approve any award of incentives, bonuses and compensation to officers of the Company regardless of whether the award is part of an approved plan as noted in 4.14(b) above or is a separate, additional award.

d)	With the recommendation of the GNC Committee, approve compensation of independent directors, and from time to time, review and approve any amendments thereto.
e)	Engage outside compensation consultants and experts, or delegate such authority to the GNC Committee, as necessary in order to fairly and accurately make decisions on the compensation of management.

4.15	Board Orientation, Education & Assessments

a)	Ensure that there is an appropriate orientation and reference material available for new directors.
b)	With the GNC Committee, implement a continuing education program for all directors.
c)

Review, on an annual basis, and in conjunction with the appropriate Committee(s) the contributions of the Board as a whole; the Independent Board Chair; any Committees and respective Chairs; and each of the directors of the Board, in order to determine whether each is functioning effectively.

4.16	Review of the Board Mandate

a)

Review the Board Mandate annually and revise as determined by the Board. Honour the spirit and intent of applicable law as it evolves and grant authority to make minor technical amendments to this Mandate to the Corporate Secretary, who will report any amendments to the GNC Committee at its subsequent meeting.